UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 13, 2020

(Date of earliest event reported)

NTN BUZZTIME, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-11460	31-1103425
(Commission File Number)	(IRS Employer Identification No.)

6965 El Camino Real, Suite 105-Box 517 Carlsbad, California	92009
(Address of Principal Executive Offices)	(Zip Code)

(760) 438-7400

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 7.01 Regulation FD Disclosure

On August 13, 2020, NTN Buzztime, Inc. (“NTN Buzztime”) and Brooklyn ImmunoTherapeutics LLC (“Brooklyn”) issued a joint press release announcing the execution of an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among NTN Buzztime, Brooklyn, and BIT Merger Sub, Inc., a wholly owned subsidiary of NTN Buzztime (“Merger Sub”), pursuant to which, subject to the terms and conditions contained in the Merger Agreement, including approval of the transactions contemplated therein by NTN Buzztime’s stockholders and by the beneficial holders of Brooklyn’s Class A membership units, (i) Merger Sub will be merged with and into Brooklyn, with Brooklyn surviving the merger as a wholly owned subsidiary of NTN Buzztime, and (ii) immediately following the closing of the merger, the members of Brooklyn will own 94.08% of the common stock of the combined company and NTN Buzztime stockholders immediately prior to the closing of the merger will own 5.92% of the outstanding common stock of the combined company, which percentages are subject to adjustment pursuant to the Merger Agreement. The press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, NTN Buzztime intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement and a prospectus of NTN Buzztime, which joint proxy statement/prospectus will be mailed or otherwise disseminated to NTN Buzztime stockholders and the beneficial holders of Brooklyn’s Class A membership units if and when it becomes available. INVESTORS AND SECURITY HOLDERS OF NTN BUZZTIME AND BROOKLYN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NTN BUZZTIME, BROOKLYN, THE PROPOSED MERGER, AND RELATED MATTERS. The joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by NTN Buzztime with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by NTN Buzztime by directing a written request to: NTN Buzztime, Inc, 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

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Participants in the Solicitation

NTN Buzztime and its directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of NTN Buzztime with respect to the proposed merger and related matters. Information about the directors and executive officers of NTN Buzztime, including their ownership of shares of the Common Stock is set forth in NTN Buzztime’s Annual Report on Form 10-K for the year ended December 31, 2019 and Amendment No. 1 thereto, which were filed with the SEC on March 19, 2020 and April 27, 2020, respectively. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from NTN Buzztime stockholders, including a description of their interests in the proposed merger, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC when they become available. As described above, these documents will be available free of charge at the SEC’s website or by directing a written request to NTN Buzztime. The managers and officers of Brooklyn do not currently hold any interests, by security holdings or otherwise, in NTN Buzztime.

Forward-Looking Statements

This Current Report on Form 8-K and the press release attached hereto as Exhibit 99.1 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements that are not statements of historical fact and may be identified by terminology such as “expect,” “intend,” “plan,” “believe,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “contemplate,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other similar words. These forward-looking statements include, but are not limited to, statements concerning: (i) risks that the conditions to the closing of the proposed merger are not satisfied, including the failure of NTN Buzztime and Brooklyn to timely obtain the requisite stockholder and member approvals for the merger and related matters and to meet the net cash and capitalization requirements, as applicable; (ii) uncertainties as to the timing of the consummation of the proposed merger; (iii) risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) the risk that, as a result of adjustments to the exchange ratio, NTN Buzztime stockholders and Brooklyn members could own more or less of the combined company than is currently anticipated; (v) NTN Buzztime’s continued listing on the NYSE American; (vi) uncertainties related to the impact of the COVID-19 pandemic on the business and financial condition of NTN Buzztime, Brooklyn and the combined company and the ability of NTN Buzztime and Brooklyn to consummate the merger; (vii) NTN Buzztime’s ability to sell substantially all of the assets relating to its current business so that the combined company can focus on Brooklyn’s business following the merger; (viii) NTN Buzztime’s ability to continue to operate as a going concern if the proposed merger is not consummated in a timely manner, or at all; (ix) the combined company’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; (x) the combined company’s ability to successfully progress research and development efforts, including its manufacturing development efforts, and to create effective, commercially-viable products; (xi) the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere; (xii) the outcome of any legal proceedings that may be instituted against NTN Buzztime, Brooklyn or others related to the merger agreement or any asset purchase agreement that NTN Buzztime may enter into; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (xiii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; and (xiv) those risks and uncertainties discussed in NTN Buzztime’s reports filed with the SEC, including its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as other documents that may be filed by NTN Buzztime from time to time with the SEC available at www.sec.gov. You should not rely upon forward-looking statements as predictions of future events. Neither NTN Buzztime nor Brooklyn can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication speak only as of the date on which they were made. NTN Buzztime and Brooklyn do not undertake any obligation to update the forward-looking statements contained herein to reflect events that occur or circumstances that exist after the date hereof, except as may be required by applicable law or regulation.

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Item 9.01 Financial Statements and Exhibits

(d)

Exhibit No.	Description

99.1	Joint press release, dated August 13, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NTN BUZZTIME, INC.

Date: August 13, 2020	By:	/s/ SANDRA GURROLA
	Name:	Sandra Gurrola
	Title:	Sr. Vice President of Finance

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